Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 7 DATED AUGUST 25, 2016
TO THE PROSPECTUS DATED APRIL 29, 2016

This Supplement No. 7 supplements, and should be read in conjunction with, our prospectus dated April 29, 2016, as supplemented by Supplement No. 5 dated July 15, 2016 and Supplement No. 6 dated August 11, 2016. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 7 is to disclose:

•	the status of our initial public offering; and

•	entry into a purchase and sale agreement.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in Class A and Class T shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of August 24, 2016, we received and accepted subscriptions in our offering for 107.9 million shares, or $1.1 billion, comprised of $946.2 million in Class A shares and $124.9 million in Class T shares, including 0.4 million Class A shares, or $4.0 million, sold to NorthStar Realty.  As of August 24, 2016, 57.9 million shares remained available for sale pursuant to our offering. On April 28, 2016, we filed a registration statement with the SEC for a follow-on offering of up to $200 million in shares of our common stock and, as a result, our offering was extended until November 4, 2016, or such longer period as permitted under applicable law and regulations. The follow-on registration statement has not yet been declared effective by the SEC and there can be no assurance that we will commence the follow-on offering or successfully sell the full number of shares registered.

Entry into a Purchase and Sale Agreement
On August 3, 2016, we, through our operating partnership, entered into a membership interest and note sale-purchase agreement, or the purchase and sale agreement, with NorthStar Realty Finance Limited Partnership, or the seller, an affiliate of a company managed by our sponsor. Pursuant to the purchase and sale agreement, we agreed to, among other things, acquire 100% of the membership interests, or the Transaction, in PE Investments-T CAM2, LLC, a Delaware limited liability company, which owns a diversified portfolio of limited partnership or similar equity interests, or the Interests, in 41 real estate private equity funds, or the Funds, managed by 20 institutional-quality sponsors, or the PE Fund Portfolio, with an aggregate reported net asset value of approximately $344.3 million as of March 31, 2016, or the record date. The PE Fund Portfolio holds interests in assets that are diversified geographically across 24 states and internationally and diversified by investment type, including mixed-use, multifamily, office and hotel properties.

Pursuant to the purchase and sale agreement, we will acquire the PE Fund Portfolio at a price equal to 92.25% of the aggregate reported net asset value as of the record date. We will pay approximately $273.1 million for the PE Fund Portfolio, with $68.3 million payable at the closing and $204.9 million payable on December 31, 2016, subject to adjustments for distributions and contributions following the record date. In addition, we will assume $44.4 million of deferred purchase price obligations to third parties from whom the seller had originally acquired certain of the assets within the PE Fund Portfolio and will agree to indemnify the seller in connection with the seller’s continuing guarantee of the payment of such deferred obligations. On August 19, 2016, the purchase and sale agreement became binding to us following the receipt by our board of directors, including its independent directors, of third-party pricing support.

We will be entitled to receive all distributions of cash flow and return of capital attributable to the Interests within the PE Fund Portfolio from and after the record date. Further, we will be obligated to fund all additional capital contributions made from and after the record date for each acquired Interest. Although our maximum future obligation for capital contributions is approximately $105.9 million, we currently expect to fund significantly less over the course of the investment. As of August 25, 2016, the net distributions to which we will be entitled are in excess of $30.0 million, with additional distributions expected prior to closing.

The Transaction is expected to close on or around September 15, 2016 and must, in any event, close on or before September 30, 2016, and is subject to customary closing conditions, including obtaining third-party consents that are outside of our control. If the general partner of a Fund withholds its consent to the Transaction and such consent is required under the applicable Fund operating agreement, such Fund Interest will be excluded from the Transaction, resulting in a purchase price adjustment as further described in the purchase and sale agreement.